

November 5, 2010

Mr. Carlos Gálvez
Vice President and Chief Financial Officer
Buenaventura Mining Company, Inc.
Carlos Villaran 790
Santa Catalina, Lima 13, Peru

> **Re:** **Buenaventura Mining Company**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 11, 2010**
> **File No. 001-14730**

Dear Mr. Gálvez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Yanacocha Selected Financial Information and Operating Data, page 7

1. We note your narrative discussion under caption (2) of your tabular disclosures related to the selected financial information of Minera Yanacocha. We understand that you have identified differences between U.S. GAAP and Peruvian GAAP resulting in lower revenues reported for U.S. GAAP purposes in each of the years presented.   Despite these lower revenues, we see that your U.S. GAAP net income is higher than your Peruvian GAAP net income for the years ended December 31, 2009 and 2008. Please describe the other differences between U.S.

GAAP and Peruvian GAAP which contribute to this higher result, quantifying the amounts for each reconciling item.

Risk Factors, page 11

2.   Please expand the heading of each risk factor to briefly describe the risk presented under each heading.

Information on the Company

Property, Plants and Equipment, page 77

3.   In describing the operating results of each of your properties, we note that you disclose "cash cost per ounce", a non-GAAP measure. Please include all of the disclosures required by Item 10(e) of Regulation S-K, including a reconciliation of your non-GAAP measure to the most comparable measure calculated in accordance with GAAP, and an explanation of why you believe it provides useful information about your financial condition and/or results of operations.

Directors, Senior Management and Employees, page 146

Employees, page 151

4.   We note your disclosure at page 151 regarding your employees that are on your payroll. Please clarify why the other employees referenced are not on your payroll. For example, please clarify whether such individuals are temporary employees.

Share Ownership, page 152

5.   Please revise your disclosure to specify share ownership of your directors and executive officers on an individual basis, or tell us why such disclosure is not required. See Item 6.E of Form 20-F.

Additional Information, page 160

Documents on Display, page 170

6.   Please update your disclosure to reflect the current addresses of the SEC's offices.

Financial Statements

Note 2.2(l) – Exploration and mine development costs, page F-18

7.   We note your disclosures related to capitalization of mine development costs
        indicating that you capitalize "…expenditures that increase significantly the
        economic reserves in the mining units under exploitation." Similarly, we note
        that Yanacocha's U.S. GAAP capitalization policy on page F-83 indicates that
        they capitalize costs associated with activities "…directed at obtaining additional
        information on the ore body or converting non-reserve mineralization to proven
        and probable reserves and the benefit is expected to be realized over a period
        beyond one year." Please quantify the amounts of costs that you have capitalized
        under these policies and describe the circumstances under which these policies
        are applied. Please note that under U.S. GAAP, costs incurred after mineral
        reserves have been established are commonly developmental in nature, when they
        relate to constructing the infrastructure necessary to extract the reserves,
        preparing the mine for production, and are on this basis capitalized. On the other
        hand, exploratory costs are those typically associated with efforts to search for
        and establish mineral reserves, beyond those already found, and should be
        expensed as incurred, regardless of the existence of reserves or the stage of
        development of the business enterprise.

Note 33 – Summary of Significant Differences Between Accounting Principles Followed
by the Company and U.S. Generally Accepted Accounting Principles, page F-68

8.   We note your disclosures indicating that minority interest is presented outside
        equity under U.S. GAAP and that you have included a reconciling item for this
        presentation difference at Note 34. However, on page F-71 you disclose that you
        adopted the new U.S. GAAP standard relating to non-controlling interests which
        requires non-controlling interests be presented as a separate component of equity.
        Please resolve this inconsistency in your disclosures.

Note 19 – Commitments and Contingencies, page F-99

9.   We note your disclosures relating to the San Pablo ordinance challenging your
        mining rights in the Las Lagunas and Pozo Seco properties. You express a view
        that that the ordinance should not impact your legal rights to exploit these
        concessions based on similar experiences in respect to Cerro Quillish and that you
        have submitted a constitutional complaint which is pending resolution. Please
        disclose the extent to which you have accrued any loss contingencies related to
        this matter, identify the periods impacted, and include your estimate of the
        reasonably possible range of loss, following the guidance in FASB ASC section
        450-20-50.

In addition, quantify the amount of unamortized capitalized costs relating to these properties that your report on your balance sheet as of December 31, 2009.

Exhibits

10.   We note your disclosure at page 40 that you enter into sales contracts with your customers that state a specific amount of metal or concentrate the customer will purchase. We also note your disclosure at page 41 that in 2009 you sold 44.91% and 14.56% of your concentrates and gold bullion sales to Johnson Matthey Limited and Consorcio Minero SA, respectively. Please file any related material contracts. See Form 20-F Instructions as to Exhibits.

Engineering Comments

La Zanja, page 33
Trapiche, page 35

Huañacancha, page 37

11.   We note you disclose resource quantity estimates (tonnage and grade) for the La Zanja, Trapiche, and Huanacancha projects in your filing. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for in reference to quantity estimates for disclosure in SEC filings. However, you may disclose quantity estimates for "non-reserve mineralized material," to refer to mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples. This would not include material sometimes classified as inferred resources. Please remove all resource disclosure from your filing.

El Faique, page 36

12.   Please classify the quantity estimates (tonnage and grade) for the El Faique deposit. Define whether this material is a proven or probable reserve or non-reserve mineralization (NRM).

Sociedad Minera Cerro Verde S.A.A., page 55

13.   Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined. Absent this condition, proven and probable reserves should be segregated.

Yanacocha, page 57

14.   We note your description of the stripping ratio as having units of grams per ton. Please correct your stripping ratio to reflect the relationship of waste removal to ore mined and not as an assay.

Regulation, Permit and Environmental Matters, page 67

15.   We note you are subject to a full range of governmental regulation and supervision generally applicable to companies engaged in business in Peru. You also indicate that you believe that you are in compliance with all applicable regulations concerning safety. With a view towards possible disclosure, provide us with relevant statistics (including total reportable injuries, lost-time injuries and fatal injuries) on your compliance with such regulations and quantify your capital expenditures regarding safety matters.

Cerro Verde reserves, page 55

16.   We noted a difference in your reported Cerro Verde mill ore grade found on pages 55 and F-134. Please correct these grade estimates where necessary in your filing.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

You may contact Craig Arakawa at (202) 551-3650, Jenifer Gallagher at (202) 551-3706, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Caroline Kim at (202) 551-3878, Laura Nicholson at (202) 551-3584, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director